UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

COCA-COLA FEMSA ANNOUNCES OFFERING OF GLOBAL NOTES

MEXICO CITY, MEXICO – April 30, 2025 — Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“KOF” or the “Company”) announces that it has commenced an offering of U.S. dollar-denominated global notes in one or more series (the “Notes”), subject to market and other conditions. The Notes will be unsecured obligations of KOF and will be fully and unconditionally guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., and Controladora Interamericana de Bebidas, S. de R.L. de C.V.

KOF intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the funding of working capital and capital expenditures, and the repayment of indebtedness.

* * *

KOF has engaged BNP Paribas Securities Corp., BofA Securities, Inc., and Morgan Stanley & Co. LLC to act as joint bookrunners with respect to the offering of the Notes.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KOF has filed a registration statement, including a prospectus with the SEC. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents KOF has filed with the SEC for more complete information about the companies and the offering of the Notes. When available, you may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BNP Paribas Securities Corp. at +1 (800)-854 5674, BofA Securities, Inc. at +1 (800) 294-1322 or Morgan Stanley & Co. LLC at +1 (866) 718-1649 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BofA Securities, Inc. at +1 (646) 855-8988 or Morgan Stanley & Co. LLC at +1 (801) 902-6997.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, even if it might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this press release.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2 billion unit cases through approximately 2.2 million points of sale a year. Operating 56 bottling plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and nationwide in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela, through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya
Chief Financial Officer